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                                                               EXHIBIT (a)(1)(H)


This announcement is neither an Offer to Purchase nor a solicitation of an Offer to sell Shares. The Offer is made solely by the Offer to Purchase dated June 18, 2002 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid statute. If Purchaser becomes aware of any valid statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, purchaser cannot comply with such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Salomon Smith Barney Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           SILVERSTREAM SOFTWARE, INC.
                                       AT
                               $9.00 NET PER SHARE
                                       BY
                              DELAWARE PLANET INC.,
                          A WHOLLY-OWNED SUBSIDIARY OF
                                  NOVELL, INC.

         Delaware Planet Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Novell, Inc., a Delaware corporation ("Novell"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of SilverStream Software, Inc., a Delaware corpo-ration (the "Company"), at a price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as each may be amended and supplemented from time to time, together constitute the "Offer"). The purpose of the Offer is for Purchaser to acquire a majority voting interest in the Company as the first step in Novell acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON WEDNESDAY, JULY 17, 2002 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER, PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN, A NUMBER OF SHARES THAT, TOGETHER WITH THE SHARES THEN OWNED BY NOVELL AND/OR PURCHASER OR ANY OTHER SUBSIDIARY OF NOVELL, REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION"), AND (2) THE EXPIRATION OR TERMINATION OF ANY AND ALL WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED UPON NOVELL OBTAINING FINANCING.

         The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 9, 2002 (the "Merger Agreement"), among the Company, Novell and Purchaser. The Merger Agreement provides that, as soon as practicable following consummation of the Offer and satisfaction of the conditions of the Merger, Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Novell. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Novell, the Company or any of their respective wholly-owned subsidiaries, all of which will be cancelled, and Shares held by the Company's stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation
Law) will be converted into the right to receive $9.00 per Share in cash or any higher per Share price paid in the Offer, net without interest.

         THE BOARD OF DIRECTORS OF THE COMPANY, AT A MEETING DULY CALLED AND HELD ON JUNE 9, 2002, HAS UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, THE MERGER AND NOVELL'S ACQUISITION OF SHARES PURSUANT TO THE STOCKHOLDER'S AGREEMENTS (AS DEFINED BELOW), IN ACCORDANCE WITH THE DELAWARE GENERAL CORPORATION LAW, AND (3) RECOMMENDED TO THE COMPANY'S STOCKHOLDERS THAT THEY ACCEPT THE OFFER, TENDER THEIR SHARES IN THE OFFER AND ADOPT THE MERGER AGREEMENT.

         In order to induce Novell and Purchaser to enter into the Merger Agreement, certain stockholders of the Company, consisting of all of the Company's directors and certain affiliates of the directors and certain of the Company's executive officers owning in the aggregate approximately 20% of the issued and outstanding Shares (or approximately 16% of the Shares on a fully-diluted basis), have entered into Stockholder's Agreements, each dated as of June 9, 2002 (each a "Stockholder's Agreement"), with Novell and Purchaser pursuant to which such stockholders have, subject to certain limitations, (i) agreed to tender and sell 4,611,413 Shares (the "Subject Shares") to Novell pursuant to the Offer, (ii) agreed not to withdraw any Subject Shares tendered in the Offer, (iii) agreed to vote such Subject Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, (iv) granted to Novell an option to purchase the Subject Shares under certain conditions and (v) granted to Novell, Purchaser and their nominees an irrevocable proxy to vote such Subject Shares in favor of the transactions contemplated by the Merger Agreement.

         For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to Mellon Investor Services LLC (the "Depositary"). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as agent for all tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility, (2) a properly completed and duly executed
Letter of Transmittal (or an Agent's Message in connection with a book-entry transfer of Shares) and (3) any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

         Subject to the terms of the Merger Agreement, Purchaser reserves the right to extend the Expiration Date, in its reasonable discretion, if at any Expiration Date, any of the conditions to the Offer have not been satisfied or waived. In addition, if the Offer has not been consummated at the Expiration Date due to the failure to satisfy the condition to the Offer relating to the expiration of the waiting period under any applicable antitrust laws, Purchaser will, at the request of the Company, extend the Expiration Date for one or more periods (not in excess of ten business days each) but in no event later than December 31, 2002. Any extension will be followed as promptly as practicable by public announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all the conditions to the Offer as of any Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after such Expiration Date.

         Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or other nominee should consult such institution as to whether it charges any service fees for tendering of Shares in the Offer on behalf of a Stockholder. Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary and the Information Agent incurred in connection with the Offer.

         Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under Exchange Act Rule 14d-7, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to all stockholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

         Tendering stockholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 16, 2002 unless such Shares are accepted for payment as provided for in the Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on Purchaser's behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase.

         To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 4 of the Offer to Purchase at any time prior to the Expiration Date.

         Purchaser will determine, in its discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination shall be final and binding. None of Novell, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

         The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Questions and requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal, and other Offer materials, may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                                [INNISFREE LOGO]


                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                    ALL OTHERS CALL TOLL-FREE: (877) 456-3427

                      The Dealer Manager for the Offer is:
                              SALOMON SMITH BARNEY
                              388 Greenwich Street
                            New York, New York 10013
                         CALL TOLL-FREE: (877) 446-1850

June 18, 2002